File No. 70-9069




                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                       ----------------------------------

                               AMENDMENT NO. 2 TO
                        FORM U-1 APPLICATION/DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                        ---------------------------------

                                 Conectiv, Inc.
                                 800 King Street
                           Wilmington, Delaware 19899
                       ----------------------------------

                     (Name of company filing this statement
                   and address of principal executive offices)

                                      None
                       ----------------------------------

                 (Name of top registered holding company parent)

Barbara S. Graham                         Michael J. Barron
President                                 Vice President
Conectiv, Inc.                            Conectiv, Inc.
800 King Street                           6801 Black Horse Pike
Wilmington, Delaware 19899                Egg Harbor Township, New Jersey 08234


                   (Names and addresses of agents for service)



The Commission is requested to send copies of all notices, orders and communications in connection with this Application- Declaration to:


Joanne C. Rutkowski, Esq.                James M. Cotter, Esq.
William S. Lamb, Esq.                    Vincent Pagano, Jr., Esq.
H. Liza Moses, Esq.                      Simpson Thacher & Bartlett
LeBoeuf, Lamb, Greene                    425 Lexington Avenue
  & MacRae, L.L.P.                       New York, New York  10017
125 West 55th Street
New York, New York  10019


Dale Stoodley, Esq.                      James E. Franklin II, Esq.
Delmarva Power & Light Company           Atlantic Energy, Inc.
800 King Street                          6801 Black Horse Pike
Wilmington, Delaware  19899              Egg Harbor Township, New Jersey  08234


The Form U-1 Application/Declaration in this proceeding, originally filed with the Commission on July 2, 1997 and amended on August 13, 1997, is hereby amended to the extent indicated below.


1. The following exhibit is added to Item 6.A.:


         J-4 Memorandum of Law in Response to The Motion of South Jersey Gas Company.


                                    SIGNATURE

                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Amendment No. 2 to the Application/Declaration of Conectiv, Inc. to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 26, 1997

                                                     Conectiv, Inc.



                                                     By: /s/ B.S. Graham
                                                        Barbara S. Graham
                                                        President